Flat Panel Display Market Outlook Orbotech Investor’s Conference June 8, 2010 Paul Semenza Senior Vice President Exhibit 99.3

2 Agenda Market outlook Industry structure Supply/Demand Equipment forecast

Display Revenues Recovering, Will Take Time to Return to Peak
$0
$10,000,000
$20,000,000
$30,000,000
$40,000,000
$50,000,000
$60,000,000
$70,000,000
$80,000,000
$90,000,000
$100,000,000
$110,000,000
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
AMOLED
AMEPD
TFT LCD
VFD
TFD LCD
PMOLED
PMLCD
PMEPD
PDP
LCOS
FED
EL
DLP
CRT

Display Revenues (1,000s)
Growth Rate/Share

DISPLAYSEARCH

Downturn Coincided with a High Level of Saturation of TFT LCD
$0
$20,000,000
$40,000,000
$60,000,000
$80,000,000
$100,000,000
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
-20%
0%
20%
40%
60%
80%
100%
120%
TFT LCD Other Displays TFT LCD Share TFT LCD Growth
2010 is likely to be the start of a period of maturity, with slow growth

Key Large Area TFT LCD Applications Continue to Grow – Units
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
900,000
1,000,000
1,100,000
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
Other
Public Display
Notebook/Mini-Note PC
Desktop Monitor
TV
Unit Growth (2010-16)
10% CAGR
Portable PCs growing at 16%
Half the market by 2016

Key Large Area TFT LCD Applications Continue to Grow – Area
0
20,000,000
40,000,000
60,000,000
80,000,000
100,000,000
120,000,000
140,000,000
160,000,000
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
Area Growth (2010-16)
9% CAGR
Public displays growing at 36%
TV growing at 7%
Share peaks at 64% in 2012; declines slightly

Volume Growth Needed to Keep up With Price Erosion
$10
$100
$1,000
$10,000
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
15" monitor
17" monitor
18.1" monitor
19" monitor
14.1" notebook
22" TV
TFT LCD panel prices fell by a factor of 10 during the 2000s

Capacity Area (000 m2 / year)
SAMSUNG
LG Display
CHIMEI INNOLUX
AUO
CMO
SHARP
BOE
InnoLux

DISPLAYSEARCH

Industry Changes, External Shocks Change Structure
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
Samsung LG Display AUO CMO Sharp
BOE InnoLux Chimei Innolux Panasonic CPT
CEC Panda HannStar China Star
Gen6 vs. G5.5
AUO Acquires QDI
Sony-Samsung
Joint venture
Financial Crisis
Hits Taiwan Harder
than Korea
Chi-Mei Innolux
Merger
More Consolidation?
New Fabs in China?

Realistic Capacity (Thousands/Quarter)
Supply/Demand(%)
Loose
Tight

DISPLAYSEARCH

0
25
50
75
100
125
150
175
200
225
250
Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12 Q4'12
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
Demand Total Realistic Capacity Sup/Dem(%)
© 2010 DisplaySearch
Unrestricted Large-Area Supply/Demand
The inventory builds of Q1’10 are pushing up the glut level in Q2’10
This is expected to cause some moderate price declines in Q2 and help drive demand again in Q3

Fab Utilization
Total fab utilization increased to almost 91% in Q1’10
This strong and sustained fab utilization, continuing from Q3’09, is a major contributing factor to panel makers rushing to dramatically add new capacity in 2010/2011
Q2’10 is forecast to show a modest drop in utilization, but after inventories are reduced, utilization should increase through autumn
Actual Input by Fab Generation (1,000 m²/Month)
Gen. Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10(E) Nov-09 Dec-09 Jan-10 Feb-10(E)Mar-10(E) Apr-10(E)May-10(E) Jun-10(E)
1 78.1% 85.0% 90.6% 65.7% 65.5% 60.6% 65.7% 51.8% 65.7% 65.5% 65.3% 48.0% 60.6% 73.2%
2 35.4% 55.6% 66.3% 45.1% 50.7% 57.1% 45.5% 36.7% 49.9% 50.7% 51.5% 40.4% 57.1% 73.8%
2.5 43.4% 61.4% 59.1% 62.9% 58.8% 52.4% 62.9% 63.8% 58.4% 58.8% 59.2% 43.7% 52.4% 61.1%
3 36.5% 57.0% 73.9% 68.8% 67.1% 61.9% 69.2% 68.4% 67.7% 67.9% 65.8% 55.9% 61.9% 67.9%
3.25 43.7% 71.4% 79.2% 63.3% 70.5% 64.7% 63.2% 60.4% 65.6% 69.9% 76.0% 55.8% 64.7% 73.6%
3.5 42.0% 61.5% 82.8% 71.2% 77.2% 70.5% 70.8% 70.0% 72.5% 78.6% 80.4% 66.1% 70.5% 74.9%
4 52.1% 68.4% 77.7% 65.7% 60.8% 61.9% 65.4% 65.7% 61.5% 60.6% 60.3% 47.7% 62.5% 73.9%
5 55.5% 79.9% 87.2% 84.9% 88.9% 84.3% 84.9% 85.2% 89.0% 88.5% 89.3% 79.9% 84.3% 88.7%
5.5 60.0% 80.0% 77.7% 79.3% 85.7% 84.9% 78.0% 80.0% 80.0% 85.0% 92.0% 81.4% 84.9% 88.5%
6 67.3% 87.4% 90.5% 91.5% 93.3% 88.0% 90.1% 93.4% 95.1% 93.0% 91.9% 85.7% 88.0% 90.2%
7 73.3% 90.3% 92.9% 97.5% 95.5% 89.7% 97.5% 97.5% 96.5% 95.1% 94.8% 87.9% 89.7% 91.6%
8 59.1% 92.9% 95.3% 96.2% 94.8% 91.2% 96.2% 96.2% 94.9% 94.8% 94.7% 89.5% 91.2% 92.8%
10 96.4% 97.0% 98.4% 94.8% 97.0% 97.0% 98.4% 98.4% 98.4% 94.8% 94.8% 94.8%
Total 62.0% 84.7% 89.7% 89.9% 90.8% 86.3% 89.5% 90.2% 91.1% 90.5% 90.7% 83.2% 86.3% 89.3%
G5 & Larger 64.2% 87.0% 91.0% 92.4% 93.2% 88.6% 92.0% 92.9% 93.7% 92.9% 92.9% 86.1% 88.6% 91.0%
G6 & Larger 68.3% 90.2% 93.0% 95.3% 94.8% 90.0% 94.9% 95.9% 95.7% 94.5% 94.1% 88.1% 90.0% 91.8%
G4 & Smaller 44.5% 65.2% 78.2% 66.1% 67.7% 64.4% 66.0% 64.8% 65.7% 68.0% 69.5% 54.9% 64.6% 73.2%

TFT Equipment Forecast
2008 was the biggest year ever for spending on TFT LCD equipment; 2009 the worst and 2010 now looks like it will approach 2008 levels
Panel makers are trying to pull in machine deliveries as fast as they can
Note: Does not include facilities, etc. Land, equipment only. Assume 100% revenue on shipment. Calendar years.
$-
$2
$4
$6
$8
$10
$12
$14
$16
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
120%
Revenues  $3.6 $6.7 $3.8 $5.2 $6.3 $13.3 $10.5 $12.6 $8.1 $13.8 $7.0 $13.2 $10.9 $7.5 $7.9 $9.1
Growth
85% -43% 36% 22% 109% -21% 20% -36% 71% -49% 89% -18% -31% 5% 16%
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Financial Analysis
Prices increased during Q1’10 versus Q4’10 which should help support better profit margins
The increasing glut in Q2 is expected to lower margins somewhat, and then help push strong demand growth in Q3
For 2010, LA panel profit margins are forecast to remain around 10%; not the best, but still reasonably profitable
Note: Modeled (not actual) average large-area profit margins for 15-42” LCD modules @ Gen 5-8 for first-tier makers.
-40%
-30%
-20%
-10%
0%
10%
20%
30%
LA Profit Margin
9% -6% -6% -1% -5% 5% 17% 20% 20% 18% 2% -40% -28% 2% 10% 5% 11% 9% 7% 12%
Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Q408 Q109 Q209 Q309 Q409 Q110 Q210 Q310 Q410

Paul Semenza paul_semenza@displaysearch.com